INVEST IN **FANERA**

First social network for football that unites fans. TikTok for football ⚽

PITCH VIDEO · INVESTOR PANEL


fanera
THE ERA OF FANS

LEAD INVESTOR

(Zevae) Mohammed Zaheer

As a seasoned investor and startup advocate who has supported 100+ startup and creating over $100M in growth, I invested in Fanera because I believe that the management team possesses character, passion and the drive to make their app a success. I have been a mentor for the Fanera team for more than a year and I have seen their efforts and the fruits of the labor. I think that their pilot program with the Supreme Committee in Qatar was the proof of concept I needed to take a leap of faith

fanera.co Houston TX

Software · Technology · Entertainment · App · B2B

OVERVIEW · UPDATES · WHAT PEOPLE SAY 1 · ASK QUESTION 2

Highlights

1. 📈 We are the first mover in a $40 billion industry for 3.5 billion football fans worldwide
2. 🏆 Ran pilot with Host of the World Cup 2022, preparing to become the official app of the World Cup
3. 💪 Rated as one of the "22 Disruptive Sports Tech startups worldwide"
4. Football-focused, with a vision to create a model that can be applied for all sports 🏀 🏈 ⚾ 🏉 🏒
5. 📲 Over 200,000 downloads, more than 70,000 fan-published content and 3.5M interactions monthly
6. 🚀 Scalable infrastructure, already able to handle 50M users today, with potential to grow
7. 💸 Received $280,000 in seed funding for steady, reliable growth
8. 🤑In the age of Covid-19, we can help influencers, clubs and brands to monetize their fans

their fans.

Our Team



Mohamed Zaid Founder and CEO

Serial Entrepreneur - TEDx Speaker - Ashoka Fellow - Founder Institute Mentor - Kelloggs MBA - Real Madrid enthusiast

> As a football enthusiast, I wanted a platform to connect me with a global football community. When I couldn't find that, I decided to build one to unite fans, football clubs, football influencers and brands in one place.



Ash Abumaraq Co-Founder & CPO

15+ years experience in Operations & Product -Scrum Master - PMP Certified - Started 3 Startups - FC Barcelona fanatic



Mo Barhoush Founder and CTO

6+ years in Startups eco-system - Certified Data Scientist and Machine Learning Specialist - Database Architect - Entrepreneur - diehard Manchester United fan

SEE MORE

Fanera: The Next TikTok for Football ⚽

There are 3.5 billion football fans around the world.

Ask any of them about their favorite team and that conversation can go on for hours.

In spite of this, football content is scattered among social media, making it hard to see and even harder to follow, leaving fans to bounce between dozens of platforms and websites to find the content that truly interests them.

Studies have shown that, on average, a fan spends 4 hours a week searching for the right content. Only about 10% of posted content reaches the intended audience.

We are living in the era of fans, and it is about time to give the fans and clubs **the social platform they all deserve...**


2020 STATS
Monthly Active users
120,000
User spend
27 minutes
Weekly on the app


Published content
monthly
61%
Of users are aged
between 16-24
3.5
million
Engagement
monthly

The Ultimate Football Experience App 📱

Fanera encompasses all the exciting things about being a football fan. Think of it as a shortcut to what fans love the most: ***an interactive 360 degree view of football content from a community of friends, family, clubs and influencers***.

Don't just take our word for it, check out our awards.


AWARDS
QST
Top 20 Disruptive Sports Tech (FIFA/SC)
Challenge 22 Winner
FIFA WORLD CUP Qatar2022
To be official app of WC 2022
Arab Startup Competition
MIT Arab Startup Competition (finalist)
WSA
World Summit Awards (finalist)

With Fanera, fans can follow their favorite teams, build a community with other like-minded fans, and find targeted football content without the extra fluff.

Now, everything fans love can be found in the palm of their hand. What else can a die hard fan ask for?


REVIEWS
4.7
716 total
Sachin Kumar_39
July 2, 2020
Fabulous app. Plenty of information. Notifications are very fast. Great choice of sports. I have been using this app for only a week but it is now personalised with all my favourite sports and teams and it was very easy to set as I want it. By far the best sports app I have ever used.

😲 Fanera is changing the way Football Fans use Social Media

Fanera is a platform where fans share their favorite moments, allowing their followers to live vicariously through their snaps.

On Fanera, fans are surrounded by all of their friends, family, influencers and favorite teams that all share the same passion. They can post as many football pictures, videos and memes as they want while growing their following and giving them an opportunity to engage with other fan-generated content from around the world.


fanera

and engage with their fans, creating a tighter bond within their communities.


CLUB DASHBOARD
Connect with fans based on demographics
Sell Merchandise
Quick starts about your target fans
Manage your fans
Promote your content and post
Acces fans content
835
7,032

Clubs have at their disposal a powerful AI-driven dashboard within our Club Management Platform that allows precise targeting based on demographics, offering useful analytics to help them capitalize on their brand image.

It's a fan-to-fan app at its best, where clubs are able to capture their followers' content, allowing them to connect and monetize their audience beyond the match time.

Fanera Top Features 🚀

🤳 Social Platform: Users can surround themselves with their friends and followers, create networks, and share stories and snaps

📅 Real-Time Match updates: Get highlights, predictions, and news from around the world

😎 Personalization: Fans can customize the content they want to see and interact with

🈺 Multilingual Content: Fanera is available in 8 languages and covers 90% of the languages spoken during the World Cup. GB ES FR DE IT CN SA TR

📊 Club management Platform: powerful dashboard to manage, connect and

engage with their fan-base based on various demographics and provides useful analytics to help monetize their account.

🤖 Artificial Intelligence: Our system learns the behavior of our users over time and displays relevant posts based on their content consumption

🎮 Gamification: Any activity performed on Fanera can earn the fans points, badges, and help them redeem those points for official merchandise or to collect cards of their favorite football players and add them to their roster.


PRODUCT ROADMAP
User Experience
Monetization
Future
API Integration
AI
Club Management Platform
Ad Manager
2021 Q2
Gamification
In App Purchases
2021 Q3
2021 Q4
Stadium Development
AR Filters
2022 Q3

This slide contains forward-looking projections that cannot be guaranteed.

Fanera Revenue Model 💸

Currently, Fanera incorporates three main revenue streams:

Ad Manager – this tool allows clubs, brands, sponsors and influencers to create ad campaigns for their specific audience

Club Subscriptions - Though free to join and access the club dashboard, some analytics and business data will be provided as premium paid features

In-App Purchases – The gamification features allows users to gather rewards by posting, sharing, liking, commenting, and predicting scores. Some of these rewards can be purchased in advance to rank-up their team line-up and place at the top of the leaderboard.


GROWTH PLAN
Strategic pilots
3/30
Fan base
120K+/2M
Partners
3/7
Language
8/20
Tournaments
16/34
Monthly Publish snaps
50K/3M
Revenue 12M
$65/$500K
Influencers
50/500

The future is Fanera – World Cup 2022! 🏆

The World Cup is in 528 Days, 13 Hours and 42 minutes. (Yes, we are THAT serious about football). 🤪🤩

With the support and guidance of the Supreme Committee in Qatar, we are confident that Fanera will make waves during this exciting event that captures the eyes of 2.5 billion people worldwide. 👀



TESTIMONIALS
Fanera is the app I have been waiing for. No more annoying pictures of what my network had forlunch, now I can post and follow the content that I'm truly interested in, football.
Mike Ayoub
Ultras
We had a great experience working with Fanera on sponsoring a local tournament, it's the right time to move to a more digital sponsorship approach. We were very satisfied with the result as our ROI was much higher than usual.
Fadi Rabi
Product Director
Jawwal
We were very intrigued with what Fanera had to offer during their Challenge 22 pitch and wanted to put them to the test. We ran a pilot for the Amir cup final and were very impressed with the outcome. Fanera helped increase the fan engagement with thousands of additional content being generated in the stadium and from our viewers at home. The platform gave us full control and analytics using their Club Dashboard. We will definitely be using Fanera again in the future.
Ahsan Mansoor
Manager -SC-Host of the World Cup 22
In my social media accounts, I share football content, which bothers most of of my followers who are not interested in football. I was not sure how to fix the issue, either I stop posting about football, or I delete them from my profile. Finally, I came across Fanera which amazingly solved my problem by creating a dedicated platform for football.
Mahmoud Maher
Football Journalist

Join Fanera in creating the next TikTok for football for fans!

Football is a team sport – be on team Fanera! 🥇



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Fanera unites fans, clubs, brands, sponsors under one team - team Fanera!

Now is your chance to be a part of Fanera's launch into a global phenomenon. We've already found success on a smaller scale, but to achieve our potential and leave our mark on football worldwide, we'll need your support and financial backing.

Think of all the social platforms you wish you could have joined before they went

big...that's where we want to be headed.

Don't miss out on this one as well.

Be a supporter of our winning team!


Fanera's loyal fans.
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